UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Plus Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

72941H400

(CUSIP Number)

May 6, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒ Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72941H400	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS NanoTx, Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 230,769
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 230,769

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,769 (See Item 4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.61%
12.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 72941H400	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Andrew Brenner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 230,769
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 230,769

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,769 (See Item 4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.61%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 72941H400	13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS William Phillips
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 230,769
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 230,769

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,769 (See Item 4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.61%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 72941H400	13G	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS Ande Bao
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 230,769
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 230,769

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,769 (See Item 4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.61%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 72941H400	13G	Page 6 of 8 Pages

Item 1.

(a)	Name of Issuer Plus Therapeutics, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 4200 Marathon Blvd., Suite 200 Austin, Texas 78756

Item 2.

(a)	Name of Person Filing

(b)	Address of the Principal Office or, if none, residence

(c)

Citizenship

This Schedule 13G is being filed on behalf of (i) Dr. Andrew Brenner, an individual who is a citizen of the United States of America (“Dr. Brenner”), (ii) Dr. William Phillips, an individual who is a citizen of the United States of America (“Dr. Phillips”), (iii) Dr. Ande Bao, an individual who is a citizen of the United States of America (“Dr. Bao”), and (iv) NanoTx, Corp., a Delaware corporation (“NanoTx” and together with Dr. Brenner, Dr. Phillips and Dr. Bao, collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of the Reporting Persons is 6500 River Place Blvd, Bldg 7, Ste 250, Austin, TX 78730.

(d)	Title of Class of Securities Common stock, $0.001 par value per share, of the Issuer (the “Common Stock”).

(e)	CUSIP Number 72941H400

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The Issuer’s Annual Report on Form 10-K for the annual period ended December 31, 2019 filed with the Securities and Exchange Commission on March 30, 2020, discloses that the total number of outstanding shares of Common Stock as of March 20, 2020 was 3,880,588. The percentages set forth on row (11) are based on the Issuer’s total number of outstanding shares of Common Stock plus the 230,769 shares which may be deemed to be beneficially owned by the Reporting Persons.

CUSIP No. 72941H400	13G	Page 7 of 8 Pages

Dr. Brenner, Dr. Phillips and Dr. Bao serve as Directors of NanoTx, in whose name the Common Stock is held. As such, they may be deemed to be beneficial owners of the Common Stock. Dr. Brenner, Dr. Phillips and Dr. Bao disclaim beneficial ownership of these securities.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 72941H400	13G	Page 8 of 8 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2020

/s/ Andrew Brenner Dr. Andrew Brenner

/s/ William Phillips Dr. William Phillips

/s/ Ande Bao Dr. Ande Bao

NanoTx, Corp., by: /s/ Andrew Brenner Dr. Andrew Brenner, President